UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
O.I. Corporation

(Name of Issuer)
Common Stock, par value $0.10

(Title of Class of Securities)
670841105

(Cusip Number)
October 24, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
      ☑    Rule 13d-1(b)
      ☐    Rule 13d-1(c)
      ☐    Rule 13d-1(d)

CUSIP No.	670841105	Page	2	of	9

1	NAMES OF REPORTING PERSONS Mustang Capital Advisors, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		146,400

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		146,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	146,400

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	670841105	Page	3	of	9

1	NAMES OF REPORTING PERSONS Mustang Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		146,400

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		146,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	146,400

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	670841105	Page	4	of	9

1	NAMES OF REPORTING PERSONS John K. H. Linnartz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		146,400

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		146,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	146,400

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Mustang Capital Advisors, a Texas limited partnership (“MCA”), Mustang Capital Management, LLC, a Texas limited liability company (“MCM”) and John K. H. Linnartz, the managing member of MCM (“Mr. Linnartz”), relating to common stock, par value $0.10 (the “Common Stock”) of O.I. Corporation, a, Oklahoma corporation (the “Issuer”), purchased by MCA on behalf of (i) Mustang Capital Partners I, LP and Mustang Capital Partners II, LP, each a Texas limited partnership (together the “Funds”), of which MCA is the general partner, and (ii) certain managed accounts with respect to which MCA serves as investment manager (the “Accounts”). MCM is the general partner of MCA, and Mr. Linnartz is the managing member of MCM.

Item 1(a)	Name of Issuer.

O.I. Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

P.O. Box 9010 151 Graham Road College Station, Texas 77842-9010

Item 2(a)	Name of Person Filing.

Item 2(b)	Address of Principal Business Office.

Item 2(c)	Place of Organization.

Mustang Capital Advisors, LP 1506 McDuffie Street Houston, TX 77019 A Texas corporation

Mustang Capital Management, LLC 1506 McDuffie Street Houston, TX 77019 A Texas limited liability company

John K. H. Linnartz 1506 McDuffie Street Houston, TX 77019 A United States citizen
Mustang Capital Advisors, LP (i) is the general partner of each of Mustang Capital Partners I, LP Mustang Capital Partners II, LP and (ii) serves as investment manager to certain managed accounts, and it has been granted investment discretion over their portfolio investments, including the Common Stock (as defined below), held by each of them.

Item 2(d)	Title of Class of Securities.

common stock, par value $0.10 (the “Common Stock”)

Item 2(e)	CUSIP Number.

670841105

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.

(a) MCA, MCM and Mr. Linnartz are the beneficial owners of 146,400 shares of Common Stock. MCA may be deemed to beneficially own the shares of Common Stock held by the Funds and the Accounts, as a result of being the general partner of the Funds and serving as investment manger to the Accounts. MCM, as general partner of MCA, may be deemed to beneficially own the shares of Common Stock held by MCA; and Mr. Linnartz, as the managing member of MCM, may be deemed to beneficially own the shares of Common Stock held by MCM.

(b) MCA, MCM and Mr. Linnartz are the beneficial owners of 5.6% of the outstanding shares of Common Stock. This percentages is determined by dividing the number of shares of Common Stock beneficially held by 2,619,744, the number of shares of Common Stock issued and outstanding according to the Issuer’s Form SC TO-I/A filed with the Securities and Exchange Commission on September 17, 2007.

(c) MCA, MCM and Mr. Linnartz may direct the vote and disposition of 146,400 shares of Common Stock. MCA has investment discretion over the Common Stock held by the Funds and has been granted investment discretion over the Common Stock held by the Accounts. MCA is controlled by MCM, which, in turn, is controlled by Mr. Linnartz.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: November 8, 2007

MUSTANG CAPITAL ADVISORS, LP
By:	Mustang Capital Management, LLC, its general partner

By:	/s/ John K. H. Linnartz
	Name:	John K. H. Linnartz
	Title:	Managing Member

MUSTANG CAPITAL MANAGEMENT, LLC
By:	/s/ John K. H. Linnartz
	Name:	John K. H. Linnartz
	Title:	Managing Member

/s/ John K. H. Linnartz
Name:	John K. H. Linnartz

EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Common Stock of O.I. Corporation, an Oklahoma corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of November 8, 2007.

MUSTANG CAPITAL ADVISORS, LP
By:	Mustang Capital Management, LLC, its general partner

By:	/s/ John K. H. Linnartz
	Name:	John K. H. Linnartz
	Title:	Managing Member

MUSTANG CAPITAL MANAGEMENT, LLC
By:	/s/ John K. H. Linnartz
	Name:	John K. H. Linnartz
	Title:	Managing Member

/s/ John K. H. Linnartz
Name:	John K. H. Linnartz